June 7, 2010                                                                                Via Edgar

Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
450th Fifth Street
Washington, D.C.  20549-0405

Re:	Schweitzer-Mauduit International, Inc.
Comment Letter from the Securities and Exchange Commission dated May 27, 2010
Form 10-K Fiscal Year ended December 31, 2009 and
Definitive Proxy Statement on Schedule 14A filed March 8, 2010
File No. 001-13948

Dear Mr. Reynolds:

This acknowledges Schweitzer-Mauduit International, Inc.’s (the “Company”) receipt of your comment letter dated May 27, 2010 addressed to Frederic Villoutreix, Chief Executive Officer.

We are in the process of reviewing your comments internally and will need to also review your comments and our responses with our external auditors and counsel.  Due to time constraints and prior travel commitments of certain critical personnel, we do not expect to be in a position to properly respond to your letter immediately.  We expect to be able to respond to the Commission’s comments by July 16, 2010.

If the proposed timing for the Company’s response presents a problem, please contact me on (770) 569-4278.

In connection with your comments and our expected response to your comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for you interest and assistance in our compliance with the applicable disclosure requirements.

Sincerely,

/s/ John W. Rumely, Jr.

John W. Rumely, Jr.
Secretary and General Counsel